Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                        February 9, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Fleetwood Enterprises, Inc.



Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                          Sincerely,



                                                          Jeffrey A. Ruiz







Enclosures

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                          Fleetwood Enterprises, Inc.
                    ---------------------------------------
                                NAME OF ISSUER:

                        Common Stock (Par Value $ 0.001)
                    ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                   339099103
                     -------------------------------------
                                  CUSIP NUMBER

                               December 31, 2003
                    ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                              [ x ] Rule 13d-1(b)

                              [ x ] Rule 13d-1(c)

                              [ x ] Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,310,423**
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  3,310,423
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,310,423

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.89%

12.      TYPE OF REPORTING PERSON

         HC, CO, BK

 * In accordance with Securities Exchange Act Release No. 39538 (January 12,
 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

 ** The 3,310,423 shares of common stock is comprised of: (i) 24,500 shares of common stock; (ii) 861,838 shares of Convertible Trust I Preferred Stock, which is convertible into 884,504 shares of common stock; (iii) 417,767 shares of Convertible Trust II Preferred Stock, which is convertible into 731,761 shares of common stock; and (iv) 346,000 shares of Convertible Trust III Preferred Stock, which is convertible into 1,669,658 shares of common stock.

 *** Under the terms of a no-action letter issued by the SEC staff to Deutsche Bank AG on February 14, 2002, Deutsche Bank AG may report beneficial ownership for certain non-US subsidiaries on Schedule 13G pursuant to Rule 13d-1(b).
 The reporting person symbols provided in the Instructions to Schedule 13G have been used herein (see Question 12, "Type of Reporting Person") to classify the non-US subsidiaries eligible for 13G reporting under the SEC's no-action letter. In addition, the eligible non-US subsidiaries have been categorized herein (see Item 3) consistent with the business generally conducted by each such subsidiary.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Deutsche Bank AG, London Branch

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,286,923
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  3,286,923
PERSON WITH       8        SHARED DISPOSITIVE POWER
                            0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,286,923

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES
                [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.83%

12. TYPE OF REPORTING PERSON

         CO, BK

NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Securities Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     23,500
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  23,500
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%

12.   TYPE OF REPORTING PERSON

         BD, CO

Item 1(a).        Name of Issuer:

                  Fleetwood Enterprises, Inc.  ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3125 Myers Street Riverside, California 92503-5527


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           Taunusanlage 12
                           D-60325 Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [X] Broker or dealer registered under section 15 of the Act;

                               Deutsche Bank Securities Inc.

                 (b) [X] Bank as defined in section 3(a)(6) of the Act;

                         Deutsche Bank AG, London Branch

                 (c) [ ] Insurance Company as defined in section 3(a)(19)
                         of the Act;

                 (d) [ ] Investment Company registered under section 8
                         of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X] Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                             Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                         3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                         definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                         (b)(1)(ii)(J).



Item 4.           Ownership.

                  (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (iii)sole power to dispose or to direct the disposition of:

                          The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                     (iv) shared power to dispose or to direct the disposition
                          of:

                          The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.          Ownership of Five Percent or Less of a Class.

                                Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Subsidiary                         Item 3 Classification
                 -------------------------------------------------------------

                 Deutsche Bank AG, London Branch            Bank

                 Deutsche Bank Securities Inc.               BD


Item 8.          Identification and Classification of Members of the Group.

                                Not applicable.

Item 9.          Notice of Dissolution of Group.

                                Not applicable.

Item 10.         Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                             Deutsche Bank AG

                                             By:  /s/ Jeffrey A. Ruiz
                                             Name:    Jeffrey A. Ruiz
                                             Title:   Vice President

                                             By:  /s/ Pasquale Antolino
                                             Name:    Pasquale Antolino
                                             Title:   Associate

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                             Deutsche Bank AG, London Branch

                                             By:  /s/ Jeffrey A. Ruiz
                                             Name:    Jeffrey A. Ruiz
                                             Title:   Vice President

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 9, 2004






                                            Deutsche Bank Securities Inc.

                                            By:  /s/ James T Byrne, Jr.
                                            Name:    James T Byrne, Jr.
                                            Title:   Secretary